PATTERSON COMPANIES, INC.

1031 MENDOTA HEIGHTS ROAD

ST. PAUL, MINNESOTA 55120

October 13, 2020

VIA EDGAR

Linda Cvrkel and Rufus Decker

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Patterson Companies, Inc.
Form 10-K for Fiscal Year Ended April 25, 2020
Filed June 24, 2020
File No. 000-20572

Dear Ms. Cvrkel and Mr. Decker:

On behalf of Patterson Companies, Inc. (the “Company”), and in response to the follow-up request for supplemental information from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission received during the Company’s phone call with the Staff on October 5, 2020, we submit this letter containing the Company’s supplemental response. The follow-up request was with respect to our response letter dated September 24, 2020, relating to the Staff’s letter dated August 21, 2020, and it sought an illustration of the Company’s statements of cash flows based on the manner of presentation the Company plans to use in future filings as well as a description of any additional information to be presented in related future financial statement footnotes. To assist in your review, we present the text of the Staff’s comment from its letter dated August 21, 2020 in italics below.

Form 10-K for Fiscal Year Ended April 25, 2020

Item 8. Financial Statements and Supplementary Information

Consolidated Statements of Cash Flows, page 58

COMMENT 1.	We read your responses to comments 1 and 2. Since the substantial deferred purchase price receivables received on the sale of trade receivables and customer financing contracts represent non-cash investing activities, please tell us why the change in receivables line item shown in operating activities does not appear to be adjusted for this non-cash activity. Also, tell us your basis for presenting the deferred consideration in securitized receivables line item as a separate adjustment to reconcile net income to cash from operating activities, when deferred purchase price receivables are non-cash investing activities upon receipt and cash investing activities upon collection. Also, explain why this operating activities line item is a direct offset to the collection of deferred purchase price receivables line item in investing activities. Refer to ASC 230-10-45.

SUPPLEMENTAL RESPONSE:

In future filings and for all periods presented therein, we plan to use the following manner of presentation, which has no impact on amounts previously reported as total cash (used in) provided by operating activities: (1) we will remove the “Deferred consideration in securitized receivables” line item and adjust the respective changes in assets and liabilities line items for the non-cash investing activity associated with our securitized transactions, and (2) we will expand our financial statement footnote disclosures to include a rollforward of the deferred purchase price (“DPP”) receivable for both the trade receivables securitization program and the customer financing program. The rollforward will include (a) the beginning DPP receivable balance, (b) non-cash additions to DPP receivable, (c) cash collections on DPP receivable, and (d) the ending DPP receivable balance. In addition, we will look to include additional footnote disclosures to further clarify the impact on the statement of cash flows from these programs.

In response for the Staff’s request for a pro forma depiction of the Company’s statement of cash flows illustrating the application of that method of reporting for the Company’s most recently completed fiscal year, our statement of cash flows would read as set forth on Exhibit A, which has been marked to show the planned modifications.

If you have any questions regarding our prospective disclosure, we welcome the opportunity for further discussion and would ask that you please call me at (651) 405-5142, Les B. Korsh, our general counsel, at (651) 681-3751, or Brett D. Anderson of Taft Stettinius & Hollister LLP, our outside counsel, at (612) 977-8417.

Sincerely,

/s/ Donald J. Zurbay
Donald J. Zurbay
Chief Financial Officer Patterson Companies, Inc.

EXHIBIT A

PATTERSON COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended
	April 25, 2020	April 27, 2019	April 28, 2018
Operating activities:
Net (loss) income	$(589,367)	$82,876	$200,974
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	44,981	44,371	45,115
Amortization	37,201	38,402	38,701
Investment gain	(34,334)	—	—
Goodwill impairment	675,055	—	—
Bad debt expense	2,008	7,333	6,280
Non-cash employee compensation	37,354	33,425	36,532
Accelerated amortization of debt issuance costs on early retirement of debt	8,984	—	—
Deferred income taxes	(31,800)	10,762	(41,058)
~~Deferred consideration in securitized receivables~~	~~(540,944~~ )	~~(402,367~~ )	~~(49,650~~ )
Change in assets and liabilities, net of acquired:
Receivables	(540,065)	(205,715)	(23,096)
	~~156,519~~	~~227,907~~	~~60,211~~
Inventory	(59,258)	11,547	(60,475)
Accounts payable	219,613	44,189	(12,103)
Accrued liabilities	25,474	512	(24,726)
Long term receivables	(7,156)	(4,373)	(138)
	~~(102,707~~ )	~~21,611~~	~~(33,795~~ )
Other changes from operating activities, net	(32,234)	(15,172)	12,889
	~~(92,323~~ )	~~(72,410~~ )	~~12,889~~

Net cash (used in) provided by operating activities	(243,544)	48,157	178,895
Investing activities:
Additions to property and equipment	(41,809)	(60,734)	(43,263)
Collection of deferred purchase price receivables	540,944	402,367	49,650
Other investing activities	—	(906)	10,600

Net cash provided by investing activities	499,135	340,727	16,987
Financing activities:
Dividends paid	(100,442)	(99,468)	(99,199)
Repurchases of common stock	—	—	(87,500)
Proceeds from issuance of long-term debt	300,000	—	150,000
Debt issuance costs	(3,300)	—	—
Payments on long-term debt	(460,840)	(249,542)	(164,754)
Payments on revolving credit	—	(16,000)	(43,000)
Other financing activities	(6,647)	9,764	14,291

Net cash used in financing activities	(271,229)	(355,246)	(230,162)
Effect of exchange rate changes on cash	(2,064)	(977)	2,305

Net change in cash and cash equivalents	(17,702)	32,662	(31,975)
Cash and cash equivalents at beginning of period	95,646	62,984	94,959

Cash and cash equivalents at end of period	$77,944	$95,646	$62,984

Supplemental disclosures:
Income taxes paid	$12,021	$17,530	$19,611
Interest paid	25,742	31,045	36,504
Supplemental Disclosure of Non-cash investing activity:
Retained interest in securitization transactions	707,395	430,858	80,256

See accompanying notes